  CRI, Inc.
  The CRI Building
  11200 Rockville Pike
  Rockville, Maryland 20852
  (301) 468-9200

January 9, 2006

Via U.S. Mail and EDGAR

Mr. Jorge L. Bonilla, Senior Staff Accountant

Division of Corporation Finance

Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capital Realty Investors - II Limited Partnership (the "Registrant")
File No. 000-119734
Form 10-K for Fiscal Year Ended December 31, 2004
Form 10-Q for Quarterly Periods Ended March 31, 2005, June 30, 2005 and
September 30, 2005

Dear Mr. Bonilla:

I am writing in response to your letter of December 29, 2005 concerning comments of the Commission in connection with the Registrant's Form 10-K for fiscal year 2004 and Forms10-Q for the three quarterly periods in 2005.

The Commission's comments are set forth in boldface type below for your convenience.

Exhibit 99 Reports of Other Auditors

1.

With respect to the audits performed of your limited partnerships, tell us how you considered PCAOB Release 2003-007 and the fact that under this rule "all U.S. public accounting firms must be registered with the Board if they wish to prepare or issue audit reports on U.S. public companies, or to play a substantial role in the preparation or issuance of such reports, after October 22, 2003." Additionally tell us how your other auditors considered the need to refer to PCAOB audit standards in their reports in accordance with PCAOB AS#1.

In accordance with PCAOB rules and guidance, the auditors of private local partnerships would be required to be registered with the PCAOB if they audited over 20% (in the aggregate) of the assets or revenues of the Registrant, or if their services exceeded 20% of the total engagement hours or fees provided by the auditors of the Registrant. In conjunction with the fiscal 2004 Form 10-K, the Registrant analyzed each of its local partnership investments to determine whether the 20% threshold was achieved.

Mr. Jorge L. Bonilla

January 9, 2006

We confirmed that none of the auditors of the private local partnerships met the threshold tests. Historically, the Registrant has included the audit opinions of each of the local partnerships’ public accountants as exhibits to its Form 10-K filings irrespective of the significance to the Registrant’s activities. We will insure that any accounting firm that meets the 20% threshold tests for the fiscal year ending December 31, 2005 be registered and appropriately refer to the PCAOB standards in their opinions.

In responding to the Commission's comments, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further question or comment, please feel free to communicate with me or, in my absence, with Melissa Lackey of this office, who is General Counsel for the Registrant's Managing General Partner.

Yours truly,
/s/ H. William Willoughby

H. William Willoughby
Principal Financial Officer

cc: Mr. Robert Telewicz